UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-40389

B. Riley Principal 250 Merger Corp.
(Exact name of registrant as specified in its charter)

299 Park Avenue, 21st Floor New York, New York 10171 (212) 457-3300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant

Class A common stock, $0.0001 par value

Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant: 0 holders

Class A common stock, $0.0001 par value: 0 holders

Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, B. Riley Principal 250 Merger Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

B. RILEY PRINCIPAL 250 MERGER CORP.

Date: May 15, 2023	By:	/s/ Daniel Shribman
	Name:	Daniel Shribman
	Title:	Chief Executive Officer and Chief Financial Officer